PROXY MEMORANDUM

To: Amgen Inc. Shareholders

Subject: Shareholder proposal on an Independent Chair

Date: April 15, 2020

Contact: Katie McCloskey, Director Social Responsibility, United Church Funds, katie.mccloskey@ucfunds.org

We are writing to urge Amgen, Inc. (Amgen) shareholders to VOTE FOR ITEM #4 (Independent Board Chair) on the Company’s 2020 proxy:

Shareholders are best served by an independent board chair who can provide the strongest form of independent oversight. Amgen’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy would be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Amgen’s Board opposes the shareholder proposal arguing that the presence of an independent Lead Director and the existing committee structure is “best [to] address the Company’s evolving and highly complex business.”1 However, the Lead Director (on the board since 2012) sits on three other boards of public corporations while the company has experienced a certain degree of negative press, namely when settling federal claims that Amgen violated laws when it used charities to pay for Medicare patients’ out-of-pocket costs for the company’s own drugs.2

We believe an independent lead director is not an adequate substitute for an independent board chairman. According to the EY Center for Board Matters, “They do not command the same authority as a board chair.”3

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1 https://www.sec.gov/Archives/edgar/data/318154/000119312520100447/d846287ddef14a.htm at 94

2 https://www.wsj.com/articles/amgen-astellas-to-pay-125-million-to-settle-kickback-claims-11556210867

3 https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

According to PWC’s 2019 survey of over 700 directors, 57% of directors surveyed who sit on a board with a chair/CEO say it is difficult to voice dissent. When the chairman and CEO are the same person, there is a greater risk that important questions will not get asked.

The Council of Institutional Investors, the authoritative voice on governance matters, supports independent chair governance because a “CEO who also serves as a chair can exert excessive influence on the board and its agenda.”4

A CEO who also serves as the chair may exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions can reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.5

An in-depth report by Glass Lewis in 2016 on independent board chairman states “…that shareholders are better served when the board is led by an independent chairman who we believe is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exists when a CEO or other executive also serves as chairman. This, in turn, leads to a more proactive and effective board of directors.”6

In order to ensure that our Board can provide rigorous oversight and transparency and ensure greater independence and accountability, we urge a vote FOR this shareholder proposal.

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4 https://www.cii.org/independent_board

5 Ibid

6 http://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.